PRIMERO REPORTS FOURTH QUARTER AND FULL YEAR 2011 RESULTS;

SAN DIMAS GENERATES STRONG EARNINGS AND CASH FLOW

(Please note that all dollar amounts in this news release are expressed in U.S. dollars. Refer to the 2011 year-end management discussion and analysis (MD&A) and audited financial statements for more information.)

Toronto, Ontario, March 28, 2012 --- Primero Mining Corp. (‘‘Primero’’ or the ‘‘Company’’) (TSX:P) (NYSE:PPP) today reported financial results for the fourth quarter and year ended December 31, 2011. The Company reported 2011 net earnings of $67.8 million ($0.77 per share) with adjusted net earnings of $28.3 million ($0.32 per share). Operating cash flows3 were $80.2 million ($0.91 per share).

“2011 marked Primero’s first full year as a gold and silver producer,” said Mr. Joseph F. Conway, President and Chief Executive Officer. “We remained focused on optimizing San Dimas as a platform from which to expand our future production. We generated positive earnings and cash flow that enabled us to reinvest in our operation, pay down a large portion of our debt and still build our cash position considerably. Our objective for 2012 is to grow our production, reserves, earnings and cash flow. We will also remain focused on evaluating strategic growth opportunities as we assess the expansion opportunity.”

Fourth Quarter and Full Year 2011 Highlights:

  Strong Earnings and Cash Flow: Annual 2011 earnings of $67.8 million ($0.77 per share) with adjusted net earnings of $28.3 million ($0.32 per share) and operating cash flow before working capital changes of $80.2 million ($0.91 per share);

  Steady Production: Fourth quarter production of 23,100 gold equivalent ounces1 contributed to annual production of 102,220 gold equivalent ounces; up slightly from 2010 San Dimas full year production;

  Excellent Cost Control: Full year total cash costs2 of $640 per gold equivalent ounce, or $384 per gold ounce on a by-product basis2. Mine-site costs per tonne remained 1% below budget;

  Strengthened Balance Sheet: Grew cash position to $80.8 million at December 31, 2011, while paying down a substantial portion of the Company’s debt;

  Improved Liquidity and Expanded Shareholder Base: Primero listed on the NYSE, under the symbol PPP during 2011, doubling daily trading volumes;

  Advanced Tax Ruling in Process (‘‘APA’’): If successful, would result in paying taxes based on actual realized prices rather than spot prices;

Net Earnings Reflect Tax Provision Based on Realized Silver Revenue

Revenues in the fourth quarter of 2011 were $35.6 million compared to $41.4 million in the fourth quarter 2010 as a result of selling 31% less gold equivalent ounces, partially offset by a higher gold price. The Company sold 18,490 ounces of gold at an average realized price of $1,679 per ounce and 1.11 million ounces of silver at an average realized price of $4.08 per ounce in accordance with the silver purchase agreement5. Gold sales in the fourth quarter of 2010 included approximately 6,000 ounces that were produced by Goldcorp Inc. and were in transit to the refinery at the time of acquisition of the San Dimas Mine.

Operating cash flow before working capital changes increased in the fourth quarter to $14.6 million ($0.17 per share), compared to $13.4 million ($0.15 per share) in the fourth quarter of 2010.

The Company earned net income of $36.8 million ($0.42 per share) in the fourth quarter of 2011, compared with net income of $6.9 million ($0.08 per share) in the fourth quarter of 2010 due mainly to the impact of the APA filing and the resultant recovery of income taxes retroactive to the date of acquisition of the San Dimas Mine.

Adjusted net income for the fourth quarter was $4.7 million ($0.05 per share), compared to an adjusted net income of $10.2 million ($0.12 per share) in the fourth quarter of 2010. Adjusted net income for the fourth quarter of 2011 primarily excludes the benefit of the APA application for the period August 6, 2010 to September 30, 2011. Non-cash share-based payment expense of $1.5 million (2010 - $1.5 million), or $0.02 per share (2010 – $0.02 per share) has not been excluded in calculating adjusted net earnings.

Revenue was $156.5 million for 2011 compared to $60.3 million in 2010. Revenue in 2010 was generated between August 6, 2010 and December 31, 2010, the period when the Company owned the San Dimas Mine. During 2011, the Company sold 77,490 ounces of gold at an average price of $1,561 per ounce and 4.6 million ounces of silver at an average price of $7.69 per ounce.

Operating cash flow before working capital changes increased to $80.2 million ($0.91 per share) in 2011, from $12.2 million ($0.33 per share) in 2010.

The Company earned net income of $67.8 million ($0.77 per share) in 2011 compared with a net loss of $31.5 million ($0.85 per share) in 2010. The $99.3 million increase in net income in 2011 was mainly due to a $50.9 million increase in earnings from mine operations (full year of operations, higher gold prices and first spot silver sales in 2011); $39.9 million increase in other income net of other expense (Northgate net break fee in 2011, San Dimas transaction costs and legal settlement in 2010); $20.6 million lower tax expense in 2011 (benefit of filing APA application), partly offset by $7.9 million higher general and administrative expenses and $4.3 million more finance and other types of expense in 2011.

Adjusted net income for 2011 was $28.3 million ($0.32 per share) compared with adjusted net income of $5.1 million ($0.14 per share) in 2010. The 2011 adjusted net income primarily excludes one-time gains related to the Northgate transaction, a reduction in taxes due to a foreign exchange loss on an intercompany loan novated during the year, realized foreign exchange gains on the repayment of the VAT related to the purchase of San Dimas from the Mexican government and the benefit of the APA application for the period August 6, 2010 to December 31, 2010. Non-cash share-based payment expense of $8.1 million (2010 - $8.6 million), or $0.09 per share (2010 - $0.23 per share), has not been excluded in calculating adjusted net income in 2011.

Increased Throughput Results in Steady Production

Primero produced 23,100 gold equivalent ounces during the fourth quarter of 2011. This resulted in annual 2011 production of 102,220 gold equivalent ounces, slightly above the 2010 San Dimas full year production and within the revised guidance range.

The Company produced 20,190 ounces of gold and 1.20 million ounces of silver in the fourth quarter 2011, 5% and 1% lower, respectively, than the fourth quarter 2010, due to lower grades (8% lower for gold and 6% lower for silver) partially offset by 4% higher throughput. This resulted in annual 2011 production of 79,564 ounces of gold and 4.6 million ounces of silver, 7% less and 2% more, respectively, than 2010.

The reduction in gold production was primarily due to a 14% decrease in grades in the main production stopes. In 2011, most of the ore came from the Central Block where grades in the Roberta and Robertita veins were below expectations. The impact of the decline in grade was partially offset by an 8% increase in throughput from an average of 1,800 tonnes per day in 2010 to 1,950 tonnes per day in 2011. The Company has focused on increasing throughput and expects to increase it by a further 8% in 2012 to an average of 2,050 tonnes per day.

The Company was successful at controlling costs, keeping costs per tonne for 2011 to within 1% of budget. Total cash costs were $719 per gold equivalent ounce, or $580 per gold ounce on a by-product basis for the fourth quarter of 2011; and $640 per gold equivalent ounce, or $384 per gold ounce on a by-product basis for the full year 2011.

Cash Position Remains Strong

Cash decreased to $80.8 million at December 31, 2011 from the September 30, 2011 balance of $107.2 million, as the Company repaid $30 million of its convertible debt during the quarter. During 2011 the Company illustrated its ability to internally fund future growth, while making substantial debt repayments and increasing its cash position considerably from the December 31, 2010 balance of $58.3 million.

Capital expenditures during the fourth quarter were $8.7 million resulting in full year 2011 capital expenditures of $29.8 million. In 2012, capital expenditures are again expected to total approximately $30 million. With its cash balance and anticipated cash flows, Primero management believe it is fully funded to expand production at San Dimas while remaining well positioned to take advantage of strategic growth opportunities.

2011 Mineral Resources and Mineral Reserves

The Company today announced updated Mineral Resources and Mineral Reserves for its San Dimas mine.

”In early 2012, the Company elected to review its Mineral Resource estimation methodology,” stated Mr. Joseph F. Conway, President and Chief Executive Officer. “This change has improved our geological understanding and, as a result, the predictability of our near term operating results at San Dimas. We remain committed to expanding production and believe the new approach will enable Primero to more accurately mine plan for the expansion decision slated for the third quarter of this year. While the new Resource estimation has resulted in a reduction in and reclassification of Resources and Reserves, our improved understanding and the advancements in underground development should position the Company to convert Resources and exploration potential into Reserves in the near term. We remain confident of the mineral potential at San Dimas, particularly given historical production of over 11 million ounces of gold and the presence of numerous exploration targets.

We are also very pleased to announce today a new high-grade discovery in the Sinaloa Graben block that is within 140 metres of existing tunnel development and we expect to access this area before the end of 2012. This discovery supports the position that Inferred Resources estimated with the historical estimation method remain high-probability exploration targets.” For further details please refer to the Company’s separate news release of today: “Primero Reports 2011 Reserves and Resources and Announces New High-Grade Discovery”, which can be found at www.primeromining.com.

Expansion Decision Expected During Third Quarter

Recent advances in underground development have provided access to key strategic locations within the prolific central corridor of the Sinaloa Graben. The Company expects to continue to accelerate development in the Sinaloa Graben during 2012 and with continued exploration success, such as the new Victoria vein, increase working faces to support a mill expansion.

During 2012 and 2013 the Company will continue to focus on maximizing the throughput of the mill at 2,050 tonnes per day or better while it develops stopes with higher grade ore. The Company has also completed preliminary engineering to assess different mill expansion scenarios; both 2,500 tonnes per day and 3,000 tonnes per day scenarios have been examined. Currently the San Dimas mill is principally limited by its grinding capacity which can be resolved by installing the third ball mill that is already on-site. With the installation of this ball mill and limited optimization of current crushing and processing facilities, the overall mill capacity could be expanded to up to 3,000 tonnes per day for less than an estimated $15 million.

With completion of the 2011 Mineral Resources and Reserves estimation, the Company will now commence detailed engineering of both mill expansion scenarios. San Dimas could to be producing at between 2,500 tonnes per day and 3,000 tonnes per day by mid-2014 with continued positive exploration results from the Sinaloa Graben combined with productivity enhancements. The Company expects to make an expansion decision during the third quarter of 2012.

As a first step towards expanding San Dimas, the Company has recently completed a comprehensive mapping of its operating processes with the assistance of an external firm specialized in mining process improvement. Results of the analysis show significant opportunity to enhance overall mine productivity in excess of 20%. Implementation of the process improvement program will begin in early April and Management expects it will result in a 10% to 15% productivity improvement in 2012.

Commitment to Corporate Responsibility and Improving Health and Safety Record

Primero is committed to embedding corporate responsibility into its daily activities. The Company’s goal is to continuously improve workplace health and safety, as well as its environmental performance, and to share the benefits of mining with local communities.

Primero was faced with the tragedy of a fatality during 2011 and the Company reinforced its commitment to health and safety at San Dimas throughout the year. The mine ultimately achieved a reduction in the total accident frequency index during 2011, the sixth consecutive annual reduction at San Dimas.

Primero was proud to be recognized by the Mexican Center for Philanthropy (CEMEFI) and the Alliance for Corporate Social Responsibility (AliaRSE) with the Empresa Socialmente Responsable (Socially Responsible Business Distinction) distinction.

Investor Day to Detail Outlook and Growth Plans

Primero will be hosting an Investor Day for financial analysts and the institutional investment community on April 2, 2012 in Toronto. Presentations by senior management will focus on the Company’s strategy and outlook, financial position, operations, expansion opportunity and exploration activities.

The Investor Day presentation will be available on the Company’s website at www.primeromining.com on April 2, 2012.

Conference Call and Webcast TIME CHANGED TO 9:00 AM (E.D.T.)

The Company's senior management will host a conference call today, Wednesday, March 28, 2012, at 9:00 AM (E.D.T.) to discuss the fourth quarter and full year financial results, provide an update on the Company's corporate strategy and future growth plans including a review of the Company’s 2011 Mineral Resources and Reserves as released in a separate news release today.

Participants may join the call by dialing North America toll free 1-866-946-0484 or 1-646-216-4773 for calls outside Canada and the U.S. and entering the participant passcode 69108828# A recorded playback of the call will be available until April 28, 2012 by dialing 1-866-551-4520 and entering the call back passcode 279044# A live and archived webcast will also be available at www.primeromining.com.

This release should be read in conjunction with Primero’s audited year-end 2011 financial statements and MD&A report on the Company's website, www.primeromining.com, in the ‘‘Financial Reports’’ section under ‘‘Investors’’, or on the SEDAR website at www.sedar.com.

(1) ‘‘Gold equivalent ounces’’ include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the fourth quarter was 412:1 based on the average realized prices of $1,679 per ounce of gold and $4.08 per ounce of silver. The ratio for full year 2011 was 203:1 based on the average realized prices of $1,561 per ounce of gold and $7.69 per ounce of silver. The ratio used for the 2012 guidance projection is 170:1 based on estimated average prices of $1,600 per ounce of gold and $9.41 per ounce of silver.

(2) Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce is defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a by-product basis are calculated by deducting the by-product silver credits from operating costs. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See the 2011 year-end MD&A for a reconciliation of total cash costs to reported operating expenses (the nearest GAAP measure).

(3) ‘‘Operating cash flow’’ is operating cash flow before working capital changes. This and operating cash flows before working capital changes per share are non-GAAP measures which the Company believes provides a better indicator of the Company’s ability to generate cash flow from its mining operations. See the 2010 year-end MD&A for a reconciliation of operating cash flows to GAAP.

(4) Adjusted net income (loss) and adjusted net income (loss) per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the 2011 year-end MD&A for a reconciliation of adjusted net loss to reported net loss.

(5) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.08 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to gold. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com. For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF INDICATED AND INFERRED RESOURCES AND RESERVES ESTIMATES

This news release has been prepared in accordance with the requirements of Canadian provincial securities laws which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this news release have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification systems. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource estimates disclosed in this news release may not be comparable to similar information disclosed by U.S. companies.

The mineral reserve estimates in this news release have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definition of “probable reserves” used in NI 43-101 differs from the definition in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this news release may not qualify as “reserves” under SEC standards.

In addition, this news release uses the terms “indicated resources” and “inferred resources” to comply with the reporting standards in Canada. The Company advises United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. In accordance with Canadian securities laws, estimates of “inferred resources” cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of “indicated resources” or “inferred resources” will ever be upgraded to a higher category or are economically or legally mineable. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian securities laws; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resources, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in this news release. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration will result in any category of NI 43-101 mineral resources being identified.

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains ‘‘forward-looking statements’’, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero. All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as ‘‘plans’’, ‘‘expects’’, ‘‘is expected’’, ‘‘budget’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘intends’’, ‘‘anticipates’’, ‘‘believes’’ or variations of such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will be taken’’, ‘‘occur’’ or ‘‘be achieved’’ or the negative connotation thereof.

Forward-looking statements in this news release include, but are not limited to, statements regarding management’s belief that the rationalization of reserves and resources will improve mine planning and allow for more efficient expansion of operations; the exclusion of the APA benefit from adjusted net income for periods prior to the quarter in which the application was filed for all periods until resolution of the APA; the expectation that throughput will increase in 2012; the expectation that capital expenditures for 2012 will be approximately the same as 2011; management’s belief that the Company is fully funded to expand production at San Dimas while remaining well positioned to take advantage of strategic growth opportunities; the number of gold equivalent ounces expected to be produced in 2012 with the continuation of extending existing developments and expansion into Sinaloa Graben; the process improvement program to be implemented in early April with the expected productivity improvement in 2012; the focus on maximizing the throughput of the mill while developing stopes with higher grade ore; the expansion of overall mill capacity with the installation of the ball mill and limited optimization of current crushing and processing facilities; the commencement of detailed engineering of mill expansion scenarios; the San Dimas production level based on continued positive exploration results from Sinaloa Graben combined with productivity enhancements; the expectation that an expansion decision will be made during the third quarter of 2012; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in the management’s discussion and analysis and the Company’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities as well as the expectations and beliefs of management and that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations and is consistent with estimations; that increases in capacity and improvements in productivity improvements meet expectations; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and in Sinaloa Graben; that the geology and vein structures in Sinaloa Graben are as expected; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment or the tax positions taken by the Company; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the new resource estimation methods adopted by the Company improve operating predictability, mine planning and estimating of future cash flows from operations; and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including the risks that the Company may not be able to achieve planned production levels; the Company may not be able to expand production at San Dimas; the Company’s may need to incur higher costs and capital expenditures for exploration and development activities; the Company may not be able to fund exploration and development expenditures; the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the APA ruling by the Mexican tax authorities may be adverse to the Company and the Company may not be able to access cash to satisfy any potential tax; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities, and its management’s discussion and analysis, which are all available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SUMMARIZED FINANCIAL AND OPERATING RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL & OPERATING RESULTS

(in thousands of United States dollars, except per share and per ounce amounts - unaudited)

SUMMARIZED FINANCIAL DATA

	Three months ended	Year ended
	December 31	December 31
	2011	2011	2010	2009
Operating Data
Tonnes of ore milled	176,633	662,612	257,230	-
Produced
Gold equivalent (ounces)	23,115	102,224	37,378	-
Gold (ounces)	20,191	79,564	31,943	-
Silver (million ounces)	1.20	4.60	1.79	-
Sold
Gold equivalent (ounces)	21,192	100,138	45,394	-
Gold (ounces)	18,487	77,490	39,174	-
Silver (million ounces)	1.11	4.63	2.04	-
Average realized prices
Gold ($/ounce)	$1,679	$1,561	$1,328	-
Silver ($/ounce)	$4.08	$7.69	$4.04	-
Total cash costs (per gold ounce)
Gold equivalent basis	$719	$640	$642	-
By-product basis	$580	$384	$525	-

Financial Data
(in thousands of US dollars except per share amounts)
Revenues	35,645	156,542	60,278	-
Earnings from mine operations	13,286	65,090	14,145	-
Net income/(loss)	36,759	67,829	(31,458)	(783)
Basic income/(loss) per share	0.42	0.77	(0.85)	(0.36)
Diluted income/(loss) per share	0.38	0.76	(0.85)	(0.36)
Operating cash flows before working capital changes	14,602	80,186	12,221	(660)
Assets
Mining interests	486,424	486,424	484,360	1,590
Total assets	624,697	624,697	656,733	2,800
Liabilities
Long-term liabilities	52,299	52,299	114,329	-
Total liabilities	121,419	121,419	226,687	170
Equity	503,278	503,278	430,046	2,630
Weighted average shares outstanding (basic)(000's)	88,253	88,049	37,031	2,158
Weighted average shares outstanding (diluted)(000's)	96,720	96,562	37,031	2,158

SUMMARIZED OPERATING DATA

	Year ended December 31		Three months ended
	2011	2010	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11	31-Dec-10
Operating Data (1)
Tonnes of ore milled	662,612	612,253	176,633	186,997	136,464	162,517	168,875
Average mill head grade (grams/tonne)
Gold	3.86	4.46	3.70	3.35	4.56	4.03	4.01
Silver	226	244	223	195	259	250	236
Average recovery rate (%)
Gold	97%	97%	98%	97%	97%	97%	97%
Silver	94%	94%	95%	94%	94%	94%	94%
Produced
Gold equivalent (ounces)	102,224	100,266	23,115	27,450	27,576	24,083	24,771
Gold (ounces)	79,564	85,429	20,191	19,500	19,374	20,498	21,171
Silver (million ounces)	4.60	4.53	1.20	1.10	1.06	1.23	1.21
Sold
Gold equivalent (ounces)	100,138	99,685	21,192	27,633	26,807	24,506	30,480
Gold (ounces)	77,490	85,378	18,487	19,659	18,837	20,506	27,329
Silver @ fixed price (million ounces) (2)	4.12	5.10	1.11	0.86	0.77	1.37	1.06
Silver @ spot (million ounces) (2)	0.51	-	-	0.25	0.26	-	-
Average realized price (per ounce)
Gold	$1,561	$1,234	$1,679	$1,668	$1,523	$1,387	$1,359
Silver (2)	$7.69	$4.04	$4.08	$12.00	$11.73	$4.04	$4.04
Total cash operating costs ($000s)	$65,410	$58,524	$16,622	$17,584	$16,173	$15,031	$15,984
Total cash costs (per gold ounce) (3)
Gold equivalent basis	$640	$584	$719	$641	$586	$624	$645
By-product basis	$384	$471	$580	$222	$190	$491	$524

(1)	The San Dimas Mine was acquired by Primero from Goldcorp Inc. on August 6, 2010. The comparative operating data was derived from records maintained by Goldcorp Inc.

(2)

Due to a silver purchase agreement originally entered into in 2004, all silver produced prior to August 6, 2010 was sold to Silver Wheaton at a fixed price. As a result of restructuring the silver purchase agreement on August 6, 2010, Primero will be able to sell some silver production at spot prices, subject to minimum threshold amounts being met[5].

(3)

Total cash costs per gold ounce on a gold equivalent and by-product basis are non-GAAP financial measures. Refer to “Non- GAAP measure – Total cash costs per gold ounce calculation” in the Company’s year end 2011 MD&A for a reconciliation to operating expenses. The by-product cash costs presented in this table prior to August 6, 2010 are based on internal financial records of the San Dimas operations and are calculated on a production basis and do not contain certain inter-company transactions that were reversed for Goldcorp’s consolidated reporting.

PRIMERO MINING CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

THREE MONTHS AND YEARS ENDED DECEMBER 31, 2011 AND 2010
(In thousands of United States dollars, except for share and per share amounts)

	Unaudited		Audited
	Three months ended December 31		Year ended December 31
	2011	2010	2011	2010
	$	$	$	$

Revenue	35,645	41,425	156,542	60,278

Operating expenses	(15,825)	(20,314)	(64,845)	(36,270)
Depreciation and depletion	(6,534)	(7,861)	(26,607)	(9,863)
Total cost of sales	(22,359)	(28,175)	(91,452)	(46,133)

Earnings from mine operations	13,286	13,250	65,090	14,145
General and administrative expenses	(5,066)	(3,441)	(18,872)	(10,981)

Earnings from operations	8,220	9,809	46,218	3,164
Other income (expense)	(1,129)	151	17,407	(22,530)
Foreign exchange gain (loss)	(3,723)	476	912	(113)
Finance income	139	4	2,795	120
Finance expense	(181)	(3,002)	(7,810)	(5,336)
(Loss) gain on derivative contracts	(899)	6,551	(1,284)	4,271

Earnings (loss) before income taxes	2,427	13,989	58,238	(20,424)

Income taxes recovery (expense)	34,332	(7,096)	9,591	(11,034)

Net income (loss) for the year	36,759	6,893	67,829	(31,458)

Other comprehensive income
Exchange differences on translation of foreign operations	(106)	-	(1,588)	-
Total comprehensive income (loss) for the year	36,653	6,893	66,241	(31,458)

Basic income (loss) per share	0.42	0.08	0.77	(0.85)
Diluted income (loss) per share	0.38	0.08	0.73	(0.85)

Weighted average number of common shares outstanding
Basic	88,253,347	87,702,892	88,049,171	37,030,615
Diluted	96,719,907	87,702,892	96,562,288	37,030,615

PRIMERO MINING CORP.
CONSOLIDATED BALANCE SHEETS
(In thousands of United States dollars)

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Assets
Current assets
Cash	80,761	58,298	1,018
Trade and other receivables	5,526	11,738	128
Taxes receivable	20,969	85,743	30
Prepaid expenses	5,570	5,165	34
Inventories	9,463	4,874	-
Derivative asset	203	-	-
Total current assets	122,492	165,818	1,210

Non-current assets
Mining interests	486,424	484,360	172
Deferred tax asset	15,781	6,555	-
Total assets	624,697	656,733	1,382

Liabilities
Current liabilities
Trade and other payables	24,907	26,691	169
Taxes payable	4,213	10,667	-
Current portion of long-term debt	40,000	75,000	-
Total current liabilities	69,120	112,358	169

Non-current liabilities
Decommissioning liability	9,373	9,775	-
Long-term debt	40,000	100,769	-
Derivative liability	-	2,630	-
Other long-term liabilities	2,926	1,155	-
Total liabilities	121,419	226,687	169

Equity
Share capital	423,250	420,994	2,755
Warrant reserve	34,237	35,396	722
Share-based payment reserve	14,645	8,751	1,373
Foreign currency translation reserve	(1,450)	138	138
Retained earnings (Deficit)	32,596	(35,233)	(3,775)
Total equity	503,278	430,046	1,213
Total liabilities and equity	624,697	656,733	1,382

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS AND YEARS ENDED DECEMBER 31, 2011 AND 2010
(In thousands Of United States dollars)
	Unaudited		Audited
	Three months ended December 3		Year ended December 31
	2011	2010	2011	2010
Operating activities
Net income (loss) before tax	2,427	13,989	58,238	(20,424)
Adjustments for:
Depreciation and depletion	6,534	7,659	26,607	9,661
Changes to decomissioning liability	(1,619)	(1,119)	(851)	(113)
Share-based payments	1,557	1,382	8,073	8,570
Settlement of legal claim	-	-	-	11,597
Non-cash transaction costs	-	-	-	6,180
Cash paid for unrealized derivative contracts	-	-	(3,359)	-
Unrealized (gain) loss on derivative asset	874	(6,551)	525	(4,271)
Fair value adjustment to cost of goods sold	-	356	-	4,337
Assets written off	931	-	931	-
Unrealized foreign exchange loss (gain)	3,742	(479)	(153)	113
Taxes paid	(1,135)	(4,884)	(17,435)	(8,645)
Other adjustments
Finance income (disclosed in investing activities)	(139)	(4)	(2,795)	(120)
Finance expense net of capitalized borrowing costs (disclosed in financing activitie	1,430	3,005	10,405	5,336
	14,602	13,354	80,186	12,221

Changes in non-cash working capital	(1,565)	(2,527)	74,974	(73,262)
Cash provided by (used in) operating activities	13,037	10,827	155,160	(61,041)

Investing activities
Acquisition of San Dimas	-	-	(3,928)	(216,000)
Expenditures on exploration and evaluation assets	(3,856)	(1,850)	(10,766)	(2,375)
Expenditures on mining interests	(4,974)	(7,138)	(18,994)	(8,775)
Interest received	139	4	2,795	120
Cash used in investing activities	(8,691)	(8,984)	(30,893)	(227,030)

Financing activities
Proceeds (repayment) of VAT loan	-	-	(70,000)	70,000
Repayment of debt	(30,000)	-	(30,000)	-
Proceeds of public offering	-	-	-	292,070
Share issuance costs	-	-	-	(17,079)
Proceeds on exercise of warrants and options	26	311	1,047	915
Interest paid	(1,103)	686	(2,154)	(644)
Cash (used in) provided by financing activites	(31,077)	997	(101,107)	345,262

Effect of foreign exchange rate changes on cash	265	451	(697)	89

Increase in cash	(26,466)	3,291	22,463	57,280
Cash, beginning of year	107,227	55,007	58,298	1,018
Cash, end of year	80,761	58,298	80,761	58,298